

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

September 23, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Dale Long
 Chief Executive Officer
EVCARCO, INC.
7703 Sand Street
Fort Worth, Texas 76118

> **Re: EVCarco, Inc.**
> **Item 4.02 Form 8-K, filed September 8, 2009**
> **File No. 333-158293**

Dear Mr. Long:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Beverly A. Singleton
Staff Accountant